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SEC Mail Processing
Section

NOV 1 6 2009

Washington, DC
110

FILE NO. 82-4911

09047368

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

November 12, 2009

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

Dlw 11/24

Cod. 5986127 - 6.2008

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

PRESS RELEASE -12 November 2009

The Management Board of A2A S.p.A. has examined and approved the Interim Report on Operations at 30 September 2009

***

Operations still profitable, despite the effects of the recovery of the so-called "tax moratorium".

***

Milan, 12 November 2009 - Today's meeting of the Management Board of A2A S.p.A, chaired by Mr. Giuliano Zuccoli, examined and approved the *Interim Report on Operations at 30 September 2009*, comparing the figures with those at 30 September 2008.

Net profit for the first nine months of 2009 totalled 2 million euros, notwithstanding the negative impact of the two legislative measures in a row during the year[1], providing for the recovery of presumed state aid related to domestic legal provisions of the mid-nineties to promote the privatisation of public utilities, according to the EU Commission.
The impact of this recovery on the net profit on the period equalled 244 million euros. Net of this, profit would have registered growth of 3.4% over the same period in 2008, when it totalled 238 million euros.

This positive industrial performance is even more impressive, given the loss of the CIP 6/92 incentives for electricity production from the Brescia waste-to-energy plant (55 million euros in the first nine months 2008) and the reduction of positive economic effects related to the Authority for Electricity and Gas retroactive deliberations and applicable to the electricity distribution industry (net effect 35 million euros), all in a significantly negative climate for both the industry and macroeconomics in general.

The results of the A2A Group are commented below, compared to the economic results at 30 September 2008 and to the financial and equity results at 31 December 2008.

[1] D.L. 29 November 2008, n.185 - turned into L.28 January 2009, n.2 and D.L. 25 September 2009, n.135 - not yet turned into law.

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energie in comune

Main consolidated results at 30 September 2009

Millions of Euros	30.09.2009	30.09.2008	% Change
Revenues	4,304	4,363	-1.4%
Gross Operating Margin	754	797	-5.4%
Net Operating Income	475	537	-11.5%
Earnings before taxes	122	436	-72.0%
Group Net Profit	2	238	-99.2%
Group Net Profit, *net of "Tax Moratorium"*[1]	246	238	3.4%

Millions of Euros	3rd Quarter 2009	3rd Quarter 2008	% Change
Revenues	1,234	1,375	-10.3%
Gross Operating Margin	214	270	-20.7%
Net Operating Income	110	186	-40.9%
Earnings before taxes	-125	143	-187.4%
Group Net Profit	-127	79	-260.8%
Group Net Profit, *net of 'Tax Moratorium'*	61	79	-22.8%

Millions of Euros	30.09.2009	31.12.2008	Change
Net financial debt	4,358	3,484	874

In the period January-September 2009 **Revenues** of the A2A Group fell by 1.4%, and equalled 4,304 million euros.

This contraction is mainly attributable to the trend in unit revenues due to sales of energy (electricity, gas), an effect that is mainly due to the fall in raw material prices on international markets (the price in euros of Brent fell by 42% during the period). Revenues were also affected by the loss of the CIP 6/92 incentive for electricity production in the Brescia waste-to-energy plant (55 million euros) and the reduction of receipts from the specific company equalisation payments acknowledged by the Energy Authority (AEEG) relative to previous years (35 million euros). These phenomena were partly offset by the contribution made after the acquisition of France's Coriance, and of the Aspem Group, operating in the province of Varese.

In the first nine months of the financial year, electricity sold on wholesale and retail markets totalled 19,673 GWh, in line with sales in the same period of 2008. Of these sales, 16,517 GWh were on the domestic market (-1.4%) and 3,156 GWh on foreign markets (+10.5%).
During the period, thermoelectric production grew by 3.8% (7,110 GWh), including the contribution of the new 800 MW CCGT in Gissi (1,540 GWh), which started commercial operations at the beginning of the year, and of the Monfalcone power plant (626 MW), which entered the Group plant perimeter from the month of July, and these more than compensate for the lower plants load factor caused by the fall in demand due to the general economic scenario. Hydroelectric production (2,393 GWh) grew by 27.3%, also due to the contribution of the hydroelectric plants in Calabria, which was included in the Group perimeter from last July.

Sales of gas to end users or wholesalers increased and were equal to 2,525 million cubic metres (+4.6%), as well as the quantities of heat sold through district heating networks increased to 1,673 thermal GWh (+54.2%), also thanks to the contribution of new acquisitions Coriance and Aspem.
The Group waste-to-energy and cogeneration plants contributed to cover the thermal load, and also produced a total of 1,129 GWh of electricity (+4.2%), of which 163 GWh from plants in France.

The quantities of waste disposed of totalled 1,977 thousand tonnes, a fall of 7.7% from the figure for the same period last year, a further indication of the on-going general recession in the Italian economy.

A total of 1,294 million cubic metres (+4.0%) of gas was distributed, and 8,493 GWh (-7.6%) of electrical energy. A total quantity of 75 million cubic metres (+11.9%) of water was distributed, and 41 million cubic metres of water were treated (-12.8%).

Operating costs during the period totalled 3,192 million euros (-1.4%). As a result, the **Gross Operating Margin** (EBITDA) for the period was 754 million euros, a 43 million euros fall from the 2008 figure (-5.4%). This fall incorporates the effects linked to CIP 6/92 and the specific company equalisation mentioned above, for a total of 90 million euros.

***

Industrial results (EBITDA) by business area

Millions of Euros	**30.09.2009 Total**	**30.09.2008 Total**	**Change**
Energy	386	333	53
Heat and Services	41	27	14
Networks	170	203	-33
Environment	173	251	-78
Other Corporate services	-16	-17	1
TOTAL	**754**	**797**	**-43**

The Gross Operating Margin of the *Energy Business* was 53 million euros higher than in the first nine months of 2008. This performance is attributable to the positive trend in the gas sector, while the electricity sector confirmed the levels of profitability of the previous year, despite the difficult economic scenario.
The improved margins of the electricity sector is the result of contrasting dynamics: the efficient management of the generation assets portfolio, the performance of domestic and foreign trading activity, the increase in the value of environmental certificates and the increase in hydroelectric production were all positive, while the exogenous dynamic caused by the contraction in domestic demand (-7.4%) and the increase in imports (+11%), were negative, shrinking domestic production margins.

Management of the Group gas portfolio showed a higher margin than in the same period last year, which was specifically due to the changing energy scenario, which saw a different revenues and costs dynamic

related to the different index-linkages to raw material prices. However, this dynamic had a negative influence on margins in the last quarter of 2008. The impact of regulatory changes on revenues from commercial activities was positive on the quarter, due to the redistribution of revenues across quarters.

In the period in question, the *Heat Business* (cogeneration, district heating and heat management) recorded better industrial results than in the same period of 2008 (+14 million euros), thanks in particular to the contribution made by French subsidiary Coriance, consolidated from August 2008, and by Varese Risorse (a subsidiary of Aspem S.p.A.), consolidated at the beginning of the year. Volumes sold increased, thanks in part to a more favourable trend in weather.

The EBITDA of the *Environment Business* (integrated management of the waste cycle) shrank by 78 million euros, mainly attributable to the absence, from November 2008, of CIP6 incentive for the electricity produced by the Brescia waste-to-energy plant (equal to 55 million euros), and the effects of the contraction in the productive activity of the Brescia waste-to-energy plant due to planned extraordinary maintenance operations only partially offset by increased production at the Milan waste-to-energy plant. Environmental business results were also affected by lower transfers of industrial and municipal waste to some Group treatment plants due to the economic contraction.

Network Business (distribution of electricity and gas, integrated water cycle) produced lower results than in the same period of 2008 (-33 million euros). This variation is primarily attributable to non-recurring items related to the specific company equalisation already referred to.

***

At 30 September 2009 "Amortisation, depreciation, write-downs and provisions" totalled 279 million euros, 19 million euros more than the corresponding period of 2008.
"Net Operating Income " consequently totalled 475 million euros, a fall of 11.5% (537 million euros at 30 September 2008).

Net financial charges totalled 243 million euros (143 million euros in the first nine months of the 2008). The 100 million euro increase is due to 118 million euros in interest on notices received for the recovery of presumed state aid related to the ex AEM S.p.A. and ex ASM S.p.A., partially offset by the effects of the fall in interest rates, although these apply to average net Group financial debt higher than in the corresponding period of the previous year.

The affiliates, equal to 56 million euros, show an increase of 27 million euros from the figure at 30 September 2008. This item includes the net equity valuation of holdings in Group associates, including Transalpina di Energia S.r.l., Edipower S.p.A., Dolomiti Energia S.p.A., ACSM-AGAM S.p.A. and Metroweb S.p.A..

The other non-operating costs totalled 166 million euros, wholly attributable to the recovery of the capital portion of presumed state aid to ex AEM S.p.A. and ex ASM S.p.A..

The charges from income taxes totalled 103 million euros, compared to 181 million euros in the previous financial period, and include the effects - equal to about 10 million euros, of an additional 5.5% corporation tax (IRES) for companies operating in the gas and electricity production and sales sectors, introduced as of the first half of 2008. This additional charge was increased to 6.5% for the 2009 financial year.

The net earnings from non current assets available or held for sale totalled 7 million euros and refer to the dividend received in the period, net of the applicable taxes, from the shareholding in Alpiq Holding AG.

As a result of the above dynamics, the net profit for the period pertaining to the Group totalled 2 million euros (at 30 September 2008 it amounted to 238 million euros).

Balance sheet

Net consolidated **employed capital** at 30 September 2009 totalled 8,877 million euros, of which 4,519 million euros covered by shareholders' equity, and 4,358 million euros by net financial debt.

Net employed capital increased by 671 million euros compared to 31 December 2008, due to a 229 million euros increase in working capital and to a 442 million euros increase in net fixed assets, including assets/liabilities held for sale.
Specifically, this last increase is related to the extension of the consolidation area as a result of the demerger of E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l., and the acquisition of 43.7% of Montenegro's EPCG, effects partially offset by an increase in risk provision, linked to the tranche of payment not yet made for the recovery of presumed state aid (220 million euros).

Net financial position of 4,358 million euros at 30 September 2009, showed an 874 million euro increase from the figure at 31 December 2008, due mainly to the acquisition of 43.7% of Montenegro's EPCG (438 million euros) as an effect of the consolidation of the E.ON Produzione line of business (206 million euros), and payment of dividends (301 million euros).
These financial expenses were partly offset by the positive generation of cash flow from operating activities (83 million euros), after capital expenditure of 298 million euros for industrial investments.

Business outlook for the remainder of the year

The last quarter of 2009 will benefit from the consolidation of the assets from E.ON Produzione S.p.A. (the Monfalcone thermoelectric plant and the hydroelectric plants in Calabria) and from the contribution of the new thermoelectric plant in Gissi (Ch) which started commercial operations at the beginning of the year. These positive facts of an industrial nature will, in the comparison with the last quarter of 2008, contribute to compensate for the absence of the effects of the CIP 6/92 incentive for electricity production from the Brescia waste-to-energy plant and the more significant contraction in margin in electricity market .

***

The Company Officer responsible for preparing the company financial reports of A2A S.p.A. – pursuant to art. 154-bis, paragraph 2 of the TUF, the Consolidated Finance Law (Legislative Decree 58/98) – declares that the accounting information in this notice corresponds to the documentary results, books and accounting entries.

***

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energie in comune

The financial statements of the A2A Group, extracted from the Interim Report at 30 September 2009, are attached. This report is not subject to audit.

***

For further information:
Communication and Public Relations: tel. +39 02 7720.4582, ufficiostampa@a2a.eu
Investor Relations: tel. +39 02 7720.3879, ir@a2a.eu
www.a2a.eu

a2a
energie in comune

CONSOLIDATED BALANCE SHEET	AT SEPTEMBER 30, 2009	AT DECEMBER 31, 2008
(millions of euro)		
ASSETS		
NON-CURRENT ASSETS		
Tangible assets	4,651	4,005
Intangible assets	909	634
Shareholdings carried according to equity method	3,069	2,553
Other non-current financial assets	48	551
Deferred tax assets	369	316
Other non-current assets	63	57
TOTAL NON-CURRENT ASSETS	**9,109**	**8,116**
CURRENT ASSETS		
Inventories	277	224
Trade receivables	1,530	1,699
Other current assets	401	293
Current financial assets	35	34
Current tax assets	11	2
Cash and cash equivalents	35	87
TOTAL CURRENT ASSETS	**2,289**	**2,339**
NON-CURRENT ASSETS HELD FOR SALE	**461**	**692**
TOTAL ASSETS	**11,859**	**11,147**
EQUITY AND LIABILITIES		
EQUITY		
Share capital	1,629	1,629
(Treasury shares)	-61	-107
Reserves	2,060	2,036
Net profit for the year	0	316
Net profit for the period	2	0
Equity pertaining to the Group	**3,630**	**3,874**
Minority interests	889	848
Total equity	**4,519**	**4,722**
LIABILITIES		
NON-CURRENT LIABILITIES		
Non-current financial liabilities	3,931	3,196
Deferred tax liabilities	356	322
Employee benefits	277	264
Provisions for risks, charges and liabilities for landfills	611	392
Other non-current liabilities	130	68
Total non-current liabilities	**5,305**	**4,242**
CURRENT LIABILITIES		
Trade payables	977	1,186
Other current liabilities	504	507
Current financial liabilities	529	449
Tax liabilities	22	38
Total current liabilities	**2,032**	**2,180**
Total liabilities	**7,337**	**6,422**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**3**	**3**
TOTAL EQUITY AND LIABILITIES	**11,859**	**11,147**

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energie in comune

CONSOLIDATED INCOME STATEMENT (millions of euro)	01/01/2009 09/30/2009	01/01/2008 09/30/2008	third quarterly 2009	third quarterly 2008
REVENUES				
REVENUES FROM THE SALE OF GOODS AND SERVICES	4,197	4,237	1,182	1,338
OTHER OPERATING INCOME	107	126	52	37
TOTAL REVENUES	**4,304**	**4,363**	**1,234**	**1,375**
OPERATING EXPENSES				
EXPENSES FOR RAW MATERIALS AND SERVICES	2,990	3,029	841	940
OTHER OPERATING EXPENSES	202	209	64	66
TOTAL OPERATING EXPENSES	**3,192**	**3,238**	**905**	**1,006**
LABOUR COSTS	**358**	**328**	**115**	**99**
GROSS OPERATING INCOME - EBITDA	**754**	**797**	**214**	**270**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	**279**	**260**	**104**	**84**
NET OPERATING INCOME - EBIT	**475**	**537**	**110**	**186**
FINANCIAL BALANCE				
FINANCIAL INCOME	7	18	2	-14
FINANCIAL EXPENSES	250	161	138	54
AFFILIATES	56	29	27	25
TOTAL FINANCIAL BALANCE	**-187**	**-114**	**-109**	**-43**
OTHER NON-OPERATING INCOME		**13**		
OTHER NON-OPERATING EXPENSES	**-166**		**-126**	
INCOME BEFORE TAX	**122**	**436**	**-125**	**143**
INCOME TAXES	**103**	**181**	**-7**	**50**
INCOME FROM CURRENT OPERATIONS NET OF TAX	**19**	**255**	**-118**	**93**
NET RESULT FROM NON-CURRENT ASSETS AVAILABLE FOR SALE	**7**			
NET INCOME	**26**	**255**	**-118**	**93**
MINORITIES	**-24**	**-17**	**-9**	**-14**
GROUP NET INCOME FOR THE PERIOD	**2**	**238**	**-127**	**79**

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energie in comune

CONSOLIDATED CASH FLOW STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2009	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2008
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR / PERIOD	**87**	**32**
Contributions merger-related	-	**155**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR / PERIOD	**87**	**187**
Operating activities		
Net income for the period/year	**26**	**347**
Tangible assets depreciation	243	292
Intangible assets amortization	13	16
Fixed assets write-downs	-	22
Results from affiliates	(56)	(60)
Shareholdings write-downs	-	9
Change in working capital (*)	139	(78)
Cash flow from operating activities	**365**	**548**
Investment activities		
Investments in tangible assets	(273)	(437)
Investments in intangible assets and goodwill	(25)	(26)
Investments in shareholdings and securities (*)	(452)	(9)
Investments' sale	5	-
Dividends received	20	60
Purchase/sale of own shares	-	(43)
Cash flow from investment activities	**(725)**	**(455)**
FREE CASH FLOW	**(360)**	**93**
Financing activities		
Change in financial assets (*)	(14)	(44)
Change in financial liabilities (*)	625	164
Dividends paid by the parent company	(301)	(299)
Dividends paid by the subsidiaries to third parties	(2)	(14)
Cash flow from financing activities	**308**	**(193)**
CHANGE IN CASH AND CASH EQUIVALENTS	**(52)**	**(100)**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	**35**	**87**

(*) Cleared of balances in return of shareholders' equity

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energie in comune

Statement of changes in Group equity
(in millions of euro)

Description	Share capital	Treasury shares	Cash flow Hedge	Net Result from non current assets available for sale	Other Reserves and Retained Earnings	Group income for the year/period	Shareholders' equity of the Group	Minority interests	Total net shareholders' equity
Net equity at 12.31.2007 Restated	936	(64)	13	384	699	292	2,260	794	3,054
Changes from 01 January 2008 to 30 September 2008									
2007 profit allocation					292	(292)	-		-
Distribution of dividends					(299)		(299)	(14)	(313)
Merger effect on equity	693		(7)		934		1,620	31	1,651
IAS 32 and 39 reserves			(12)	36			24	(6)	18
Put option on Delmi S.p.A. shares					26		26	46	72
Put option on Abruzzo Energia S.p.A. shares					(3)		(3)	(5)	(8)
Other changes		(43)			(1)		(44)	3	(41)
Group and minorities net profit for the period						238	238	17	255
Net equity at 09.30.2008	1,629	(107)	(6)	420	1,648	238	3,822	866	4,688
Changes from 01 October 2008 to 31 December 2008									
IAS 32 and 39 reserves			(59)	(5)			(64)	(35)	(99)
Put option on Delmi S.p.A. shares					41		41		41
Other changes					(3)		(3)	2	(1)
Group and minorities net profit for the period						78	78	15	93
Net equity at 12.31.2008	1,629	(107)	(65)	415	1,686	316	3,874	848	4,722
Changes from 01 January 2009 to 30 September 2009									
2008 profit allocation					316	(316)	-		-
Distribution of dividends					(301)		(301)	(2)	(303)
IAS 32 and 39 reserves			40	(32)			8	15	23
Put option on Delmi S.p.A. shares					19		19		19
Put option on Aspem S.p.A. shares							-	(3)	(3)
Put option on Varese Risorse S.p.A. shares							-	(1)	(1)
Other changes		46			(18)		28	8	36
Group and minorities net profit for the period						2	2	24	26
Net equity at 09.30.2009	1,629	(61)	(25)	383	1,702	2	3,630	889	4,519

a2a
energie in comune

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

November 13, 2009

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

INTERIM MANAGEMENT REPORT AT 30 SEPTEMBER 2009

Milan, 13 November 2009 – As required by law, it is hereby made known that starting from today the Interim management report at 30 September 2009 is available to members of the public and is available on the website www.a2a.eu.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu